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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ____________________________________________________June 2007

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.  Press Releases: June 13, 2007; June 26, 2007, July 9, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays  a currently valid OMB control number.

                                                  June 13, 2007

IP survey program at Caborca Copper J/V Project has begun

Pediment Exploration Ltd. (TSX-V: PEZ) is pleased to announce that the IP survey is now underway at the Caborca copper gold project in the north-western State of Sonora, Mexico.

The Company has begun a grid based induced polarization (IP) survey with the objective to systematically investigate anomalies indicated by the 2006 reconnaissance IP survey.  The results of this current survey will be used to target drill holes that will test for a potential large porphyry type copper-gold deposit.  The 40 kilometre survey will use a dipole-dipole line array with an initial dipole spacing of 200 metres.  Inmet Mining Corp. (IMN-T) has an option to earn up to 70% for $5 million over four years of the Caborca project by funding ongoing work.

The Caborca area is part of a known northwest trending porphyry belt stretching from the Fortuna de Cobre deposit south of Caborca to the Ajo deposit in southern Arizona. Ajo, 120 km northwest of Caborca, is the largest deposit in the belt at one billion tonnes grading 0.7% copper and 0.2 g/t gold. Local exposures of intrusive rock have been dated to the same Eocene period as the Cananea deposit and are analogous to those hosting the "Ajo" porphyry deposit. Pediment is very excited about this project and its potential, and expects to have this program completed within the next three to four weeks; work is being conducted by Gradient Geophysics.

Las Colinas Update

Pediment Renames the Baja California Sur project

Due to the number of new targets being generated for drill testing and to recognize the increasing importance of the project, Pediment is renaming the Baja California Sur project to the “San Antonio” project.  This name recognizes both the nearby town of San Antonio and one of the major structural trends that cross Pediment’s holdings.  The historical resource on the property will maintain its original name, Colinas, and the northern target area currently being drilled will be referred to as “Los Planes”.

The recently completed geophysics program results are being integrated with geological mapping, soil geochemistry and rock chip sampling data, as several new areas of gold mineralization have been identified. Ground follow-up sampling in the recently discovered Fandango arroyo area of the project is in progress; the Fandango zone is a broad area of high IP chargeability response, similar to areas already known to host gold mineralization.  Other areas will be mapped on an ongoing basis, where outcrop exposure allows it, as part of the drill targeting phase. Pediment is currently planning to further expand the drill program using a reverse circulation rig that will accelerate the drilling process over the next four months. The core drilling program is now being completed and the reverse circulation drill is expected to be on site within three weeks. Samples of the core program are in the lab and will be released as soon as they are made available.

Pediment's exploration programs are conducted under the direction of geologist Melvin Herdrick, MSc (Registered Professional, Washington State), who is a qualified person within the definition of National Instrument 43-101 and who reviewed the contents of this release.

Pediment Exploration is a well financed, aggressive exploration company with approximately $5.5 million of working capital, and a main focus on precious metals exploration in western Mexico.  It currently has 10 fully owned and one optioned project. Pediment has expanded its pool of technical staff and consultants and is currently actively exploring several projects.

For any additional information please contact Gary Freeman at 604-682-4418.

On Behalf of the Board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

We Seek Safe Harbour.

                                                  June 26, 2007

New “Los Planes” Gold zone prompts

10,000-metre expansion drilling at San Antonio

Pediment Exploration Ltd is very pleased to announce that HQ core drilling north of the historic Las Colinas resource, within its San Antonio project in Baja California Sur, has indicated a significant new gold zone that has been named “Los Planes”.  Based on these results a 10,000-metre reverse circulation (RC) drill program has been approved, and will begin in the first week of July to extend and define Los Planes and test other targets.

Los Planes

Los Planes is in pediment covered terrain about 1 km north of Las Colinas.  Analysis of recently acquired data from this area indicated several widely spaced RC holes at the end of Echo Bay’s testing in 1997 contain significant results.  The most prominent (and northerly) of these was SA97-120 that cut separate intersections of 16.5 metres @ 2 g/t gold plus a deeper section of 40.5 metres @ 0.8 g/t gold.  Echo Bay hole SA97-111 located 200 metres south of SA97-120 intersected several mineralized sections that included 15 metres @ 1.32 g/t gold; no in-fill testing has been done between holes SA97-120 and 111.  The table below includes the mineralized intervals from Echo Bay’s hole SA97-120 with Pediment’s new core holes LCDD-18, 19, and 20 testing to the north of it.  It is important to note that all of these holes ended in mineralization, and that 19 and 20 both ended short of target depth due to ground conditions and equipment problems.

To view the drill map please click in the link below:

http://www.pedimentexploration.com/i/pdf/SALOS_PLANESDRILL.pdf

Significant Intersections from Los Planes Discovery

Hole	From	To	Length m.	Au g/t	Comments
SA97-120*	123.0	139.5	16.5	2.00	Prior Echo Bay Drill Hole
Including	124.5	130.5	6.0	4.04
and	183	223.5	40.5	0.818	Ended in mineralization

LCDD-18	119.2	159.4	40.2	2.22
including	128.3	146.6	18.3	4.07
including	133.8	139.3	6.1	8.11
and	166.7	187.6	20.9	0.9	Ended in mineralization
Including	177.7	186.2	8.5	1.54	Last 2.6 m averages 2.59 g/t

LCDD-19	43.0	59.4	16.5	0.73
and	70.4	114.0	43.6	0.97	Ended in 2 g Au mineralization
including	81.38	86.87	5.5	2.05
including	101.50	103.33	1.8	3.23
including	108.81	114.00	5.2	1.21	Ends in 1.52 m @ 2.1 g/t

LCDD-20	82.91	95.71	12.8	0.55	Ended in mineralization

*Echo Bay testing in 1997.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418  Fax: (604) 669-0384

June 26, 2007

All of Pediment’s core holes were drilled due East at approximate inclinations of -50o. Intersections are believed to be near true width but infill drilling is required to confirm this.  LCDD-18 cut about 70 metres of enhanced gold grades in total beginning from 119 metres before ending with 2.6 metres of 2.59 g/t gold.

To view the cross section please click in the link below:

http://www.pedimentexploration.com/i/pdf/SALOS_PLANES_XSECT.pdf

LCDD 19 is located 100 metres east of LCDD 18 and tests its presumed up-dip extension.  Some of the highest grades in this hole are in its deepest portion, and the bottom 5.5 metres returned 2.05 g/t gold. The better results from LCDD 20 that attempted to test on-trend to the north of LCDD 18 also occurred at the bottom of the drill hole in what is projected as the upper portion of the zone intersected in LCDD-18.  Most significantly, the entire lengths of both LCDD 19 and 20 are within surface oxidized rock.  Because of this deeper weathering profile and the broader extent of mineralization compared to Colinas, follow up testing with the RC drill will initially focus on the potential of Los Planes for gold extractable using low cost heap leach processing.

A northeast trending regional structural corridor that hosts a separate trend of silver mineralization is projected to intersect the northerly-trending corridor hosting Las Colinas and Los Planes somewhere to the north of LCDD 20. This area is a prime target for enhanced deposit creation, and will be tested during an upcoming program.

Commenting on the new results, VP Exploration Mel Herdrick noted “Los Planes has all the hallmarks of a significant zone that to date has generated drill intersections which are broader and of better quality then those at the historical Las Colinas resource.  I’m particularly excited to see what happens in this trend as our drill testing approaches the major structural junction to the north.  This area has always been a high priority target for us and was the main reason Pediment added the 36,000-hectare Trini concession to surround our existing property.  Los Planes is only the first of several new targets at San Antonio that we hope will indicate San Antonio contains significant potential for low cost gold extraction”.

Pediment’s exploration programs are performed under the supervision of Vice President Exploration Mel Herdrick, M.Sc, and Washington State registered professional geologist who is the qualified person as defined by NI 43-101 for this new release. The San Antonio project is managed by Pedro Teran, M.Sc., consulting geologist, who maintains the QA/QC program, including regular insertion of blank and standard assay verification samples. Drill cores were cut in half using a diamond saw, with one-half placed in sealed bags, and delivered to ALS-Chemex in Hermosillo for preparation and shipment to its facility in North Vancouver for analysis. Mr. Herdrick reviewed and approved the information contained in this release.

Pediment Exploration is a well-financed, aggressive exploration company with a main focus on precious metals exploration in western Mexico.  Pediment has expanded its pool of technical staff and consultants, and is actively exploring a series of projects in Baja California Sur and Sonora States.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the board

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender St.

Vancouver, B.C. V6C 1H2

Tel: 604-682-4418

Fax: 604-669-0384

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

                                 July 9, 2007

RC drilling is underway at Los Planes.  One metre of 101 g/t gold returned at Daniel

Pediment Exploration Ltd. is pleased to announce that the program of reverse circulation drill testing is underway at new Los Planes target within the San Antonio gold project in Baja California Sur, Mexico.  The initial fence of drill holes in this 10,000 metre program has now completed. The first fence begins east of Echo Bay’s hole 120 (see release dated June 26, 2007) and proceeds along section eastward to test the near surface oxidized portion of the zone.  This drill program will focus on extending and better defining the oxide portion of Los Planes discovery, as well as testing other target areas.  The San Antonio project, owned 100% by the company, is located about 40 km southwest of the port city of La Paz.

A continuing program of surface rock chip sampling at the Daniel gold project, located northwest of Caborca in Sonora State, Mexico, has returned the highest result to date from this project.  A one metre chip sample across an exposure of quartz veining has returned 101 g/t gold.  This sample is located within the Coronela area of the project and about 140 metres northwest from a vein exposure that had returned up to 9.7 g/t gold in previous surface sampling.  The 101 g/t result was from a shallow southerly dipping vein in altered dacite volcanic rock; a sample of adjacent alteration in dacite returned 1.02 g/t gold.  Sampling of a shallow northwesterly dipping vein within rhyodacite porphyry located 100 metres to the south returned 1 metre of 4.07 g/t gold and 2.74 g/t from samples spaced about 20 metres apart along the structure’s trend.  Additional soil sampling has been done in new areas to extend the targeting scope beyond the gold-in-soils anomaly that was the basis for the company’s grid based trench sampling program; soil sampling has now been completed over about 35% the project area.  Daniel is one of six 100% holdings within the Mojave-Sonora Megashear Gold-Silver Belt regional program, and is located 40 km southeast and on trend from the large La Herradura gold mine.

Results have been received from drill testing of potentially higher grade portions of the Juliana option in southeastern Sonora State.  The results reveal gold mineralization but failed to meet the company’s minimum requirements, so the option to acquire the project has been relinquished and the ground returned to the vendor.

Vice President, Exploration Mel Herdrick commented “The new results at Daniel, from veins of different orientation and hosted by different rock types, confirm for us the robust character of the system that had been indicated by the rock geochemical results of the grid trenching.  The continuing extension of gold mineralization in soil sampling is increasing the potential of this zone that is now partially surrounded by Penoles concessions. We continue to view Daniel as highly prospective for gold deposits like those at the Penoles operated La Herradura Mine.”  Mr. Herdrick, M.Sc. and  Washington State registered professional geologist is a qualified person as defined by NI 43-101, and has approved the information contained in this release.

Pediment Exploration is a well financed, aggressive exploration company with a main focus on precious metals exploration in western Mexico, and is actively exploring a series of projects in Baja California Sur and Sonora.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On Behalf of the board,

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD.

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: July 12, 2007            By /s/ Gary Freeman____________________________

                                      Gary Freeman, President/CEO/Director